                                                                    Exhibit 99.1


                            [VIVENDI UNIVERSAL LOGO]




                                                                 April 16, 2002



                         NEW EXECUTIVE BOARD FOR CANAL+
   XAVIER COUTURE TO BE APPOINTED CHAIRMAN OF THE CANAL+ GROUP EXECUTIVE BOARD


Vivendi Universal has decided to change the composition of the Canal+ Group Executive Board.

Xavier Couture will be appointed to the position of Chairman of the Canal+ Group Executive Board. He will replace Pierre Lescure, who is to step down from his duties at the Canal+ Group Shareholders Meeting on April 24.

This change is part of a reorganization of Canal+ Group brought about by the need to give the company new impetus. Led by Xavier Couture, Canal+ Group will have the resources to make a success of its strategy in the fields of content, programming, digital technology and the deployment of the new generation of set-top boxes. Moreover, Canal+ Group's senior management has confirmed its targets for operating income for the next two years.

Xavier Couture's skills in programming and management are recognized and respected throughout the TV and film industries. His primary mission will be to quickly turn Canal+ Group around in a sustainable manner. He will take all necessary measures to bring new commercial drive to the company and stimulate the fresh enthusiasm needed in all of its creative activities. Canal+'s commitments to film production are confirmed.

Jean-Laurent Nabet is named a member of the Executive Board and will have responsibility for carrying out the company's financial restructuring.

Jean-Marie Messier, Chairman and CEO of Vivendi Universal, made the following statement:

"I very much regret that Pierre Lescure, whose creative talent has produced a new form of television, has decided not to continue the story of this exceptional TV and film group with us. The current situation at Canal+ is difficult. That is why I wanted to bring in a new management team headed by Xavier Couture, who is an undisputed industry professional.
I am sure that, to the satisfaction of current and future subscribers, he will know how to put Canal+ back on the road to success."

The appointments will be put to the vote of the Canal+ Group shareholders at their annual meeting on Wednesday April 24, 2002.